Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

        Vasogen Inc.
        2505 Meadowvale Blvd
        Mississauga, ON L5N 5S2

Item 2  Date of Material Change

        April 10, 2007

Item 3  News Release

        A press release with respect to the material change described herein was issued on April 11, 2007 via Canada NewsWire and filed on SEDAR.

Item 4  Summary of Material Change

        Vasogen announced Senior Management Changes

Item 5  Full Description of Material Change

Vasogen announced senior management changes that will improve organizational efficiencies and help deliver additional cost reductions. Christopher Waddick, MBA, CMA, Chief Operating Officer of Vasogen, will also assume the title of Chief Financial Officer, replacing Paul Van Damme, who has left the Company. Also effective immediately, Eldon R. Smith, OC, MD, FRCP(C), FAHA, Vice President, Scientific Affairs, and a member of the Board of Directors of Vasogen, will assume all responsibilities of the position of Chief Medical Officer and Head of Cardiovascular Development previously held by Jay Kleiman, MD, MPA, who has elected to retire.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

        Confidentiality is not requested

Item 7  Omitted Information

        Not applicable

Item 8  Executive Officer

        For further information contact Glenn Neumann, Director of Investor Relations, Vasogen Inc. at (905) 817-2004.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 12th day of April, 2007